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5-20-02



SECURITIES AND EXCHANGE COMMISSION

02006345

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SECURITIES AND EXCHANGE COMMISSION RECEIVED APR 10 2002

# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

| SEC FILE NUMBER |
|---|
| 8- 46726 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 01, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

### A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CAHN CAPITAL CORP.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

444 Madison Avenue
(No. and Street)

New York, NY 10022
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

W. Stewart CAHN 212-355-0296
(Area Code — Telephone No.)

### B. ACCOUNTANT IDENTIFICATION

PROCESSED MAY 22 2002 THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berman & Sossman, LLC
(Name — *if individual, state last, first, middle name*)

2493 Merrick Road Bellmore, NY 11710
(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

## OATH OR AFFIRMATION

I, W. Stewart Cahn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cahn Capital Corp., as of 12/31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

W. Stewart Cahn
Signature

President
Title

Stuart Shorestein
Notary Public

STUART SHORESTEIN
Notary Public, State of New York
No. 02-4780779
Qualified in New York County
Commission Expires December 31, 2025

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Cahn Capital Corp.

W. STEWART CAHN

PRESIDENT



March 25, 2002

Ms. Denise Beaver
Compliance Examiner
NASD Regulation, Inc.
District 10
One Liberty Plaza
New York, NY 10006

Dear Ms. Beaver:

In response to you letter dated March 21, 2002, please see the following:

| | | |
|---|---|---|
| 1) | Net Capital Computation per Audit | $73,600 |
| | Net Unaudited Capital Computation per Part IIA | $73,600 |
| | Difference | $ 0 |

No material differences exist between the Net Capital Computation on the Audit when compared to Part IIA of the Year End December 31, 2001, Focus Report.

2) Bases on your review of the financial statements we are unaware of any material inadequacies exist.

Sincerely,

W. Stewart Cahn

W. Stewart Cahn

444 MADISON AVENUE • SUITE 3505 • NEW YORK, N.Y. 10022 • OFFICE: (212) 355-0296 • FAX: (212) 355-0562
CORPORATE FINANCE • INVESTMENT BANKING
MEMBER: N.A.S.D. • S.I.P.C.

BERMAN & SOSMAN, LLC.
Certified Public Accountants

450 7th Avenue
Suite 949
New York, NY 10123

ALL CORRESPONDENCE TO:
2492 Merrick Road
Bellmore, New York 11710
Tel (516) 826-7600
Fax (516) 826-4343

2079 East 65th Street
Brooklyn, NY 11234

March 28, 2002

Denise Beaver
Compliance Examiner
NASD Regulation
One Liberty Plaza
New York, New York 10006

Re: Cahn Capital Corporation

Dear Denise:

Based upon our audit of the 2001 financial statements of Cahn Capital Corporation, we are not aware of any material inadequacies existing.

If you have any questions, please contact the undersigned.

Very truly yours,

Berman & Sosman, LLC



Joseph Belletti, CPA